December 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner, Staff Attorney, Office of Energy & Transportation

RE:	Navios Maritime Acquisition Corporation
Registration Statement on Form F-3
Filed December 5, 2019
File No. 333-235369
Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Navios Maritime Acquisition Corporation (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-235369) (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Eastern Time) on Monday, December 23, 2019, or as soon thereafter as practicable.

Please contact Todd Mason of Thompson Hine LLP at (212) 908-3946 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours,

Navios Maritime Acquisition Corporation

By:	/s/ Leonidas Korres
Name: Leonidas Korres
Title: Chief Financial Officer